                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       ADELPHIA COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                 Class A Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    006848105
          ------------------------------------------------------------
                                 (CUSIP number)

                        Highfields Capital Management LP
                          Attention: Kenneth H. Colburn
                              200 Clarendon Street
                                   51st Floor
                                Boston, MA 02116
                                 (617) 850-7500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                  May 23, 2002
           ---------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Continued on the following pages)

                              (Page 1 of 19 Pages)

--------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

------------------------                                ------------------------
  CUSIP No. 006848105                     13D                 Page 2 of 19 pages
------------------------                                ------------------------

-------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Highfields Capital Management LP

-------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                      (b) |_|

-------------------------------------------------------------------------------

     3      SEC USE ONLY

-------------------------------------------------------------------------------

     4      SOURCE OF FUNDS

            WC

-------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                   [_]

--------------------------------------------------------------------------------

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------

      NUMBER OF           7    SOLE VOTING POWER

        SHARES 15,509,191 (including 749,578 upon conversion of CSNs (as hereinafter defined))
     BENEFICIALLY
                        --------------------------------------------------------
       OWNED BY
                          8   SHARED VOTING POWER
         EACH
                              None
      REPORTING
                        --------------------------------------------------------
        PERSON
                          9   SOLE DISPOSITIVE POWER
         WITH
                              15,509,191 (including 749,578 upon conversion of CSNs)

                        --------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,509,191 (including 749,578 upon conversion of CSNs)

--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                    |_|


--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%

--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON

            PN

================================================================================

------------------------                                ------------------------
  CUSIP No. 006848105                     13D                 Page 3 of 19 pages
------------------------                                ------------------------


--------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Highfields GP LLC

--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                      (b) |_|

--------------------------------------------------------------------------------

     3      SEC USE ONLY

--------------------------------------------------------------------------------

     4      SOURCE OF FUNDS

            AF

--------------------------------------------------------------------------------

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            |_|

--------------------------------------------------------------------------------

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------

      NUMBER OF           7   SOLE VOTING POWER

        SHARES                15,509,191 (including 749,578 upon conversion of
                              CSNs)
     BENEFICIALLY

       OWNED BY         --------------------------------------------------------

         EACH             8   SHARED VOTING POWER

      REPORTING               None

        PERSON          --------------------------------------------------------

         WITH             9   SOLE DISPOSITIVE POWER

                              15,509,191 (including 749,578 upon conversion of CSNs)

                        --------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,509,191 (including 749,578 upon conversion of CSNs)

--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                       |_|


--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%

--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON

            OO

================================================================================

------------------------                                ------------------------
  CUSIP No. 006848105                     13D                 Page 4 of 19 pages
------------------------                                ------------------------

--------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Jonathon S. Jacobson

--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                       (b) |_|

--------------------------------------------------------------------------------

     3      SEC USE ONLY

--------------------------------------------------------------------------------

     4      SOURCE OF FUNDS

            AF

--------------------------------------------------------------------------------

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

--------------------------------------------------------------------------------

      NUMBER OF           7   SOLE VOTING POWER

        SHARES                15,509,191 (including 749,578 upon conversion of
                              CSNs)
     BENEFICIALLY
                        --------------------------------------------------------
       OWNED BY
                          8   SHARED VOTING POWER
         EACH
                              None
      REPORTING
                        --------------------------------------------------------
        PERSON
                          9   SOLE DISPOSITIVE POWER
         WITH
                              15,509,191 (including 749,578 upon conversion of CSNs)

                        --------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,509,191 (including 749,578 upon conversion of CSNs)

--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES   |_|


--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%

--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON

            IN

================================================================================

------------------------                                ------------------------
  CUSIP No. 006848105                     13D                 Page 5 of 19 pages
------------------------                                ------------------------

--------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Richard L. Grubman

--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                       (b) |_|

--------------------------------------------------------------------------------

     3      SEC USE ONLY

--------------------------------------------------------------------------------

     4      SOURCE OF FUNDS

            AF

--------------------------------------------------------------------------------

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         |_|

--------------------------------------------------------------------------------

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

--------------------------------------------------------------------------------

      NUMBER OF           7   SOLE VOTING POWER

        SHARES                15,509,191 (including 749,578 upon conversion of
                              CSNs)
     BENEFICIALLY
                        --------------------------------------------------------
       OWNED BY
                          8   SHARED VOTING POWER
         EACH
                              None
      REPORTING
                        --------------------------------------------------------
        PERSON
                          9   SOLE DISPOSITIVE POWER
         WITH
                              15,509,191 (including 749,578 upon conversion of CSNs)

                        --------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,509,191 (including 749,578 upon conversion of CSNs)

--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES   |_|


--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%

--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON

            IN

================================================================================

------------------------                                ------------------------
  CUSIP No. 006848105                     13D                 Page 6 of 19 pages
------------------------                                ------------------------

Item 1.  Security and Issuer.

         The securities to which this statement relates are shares (the "Shares") of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Adelphia Communications Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One North Main Street, Coudersport, Pennsylvania 16915-1141. The beneficial ownership of Shares by the Reporting Persons (as hereinafter defined) includes Shares which may result from the conversion of Adelphia Communications Corporation 3.25% Convertible Subordinated Notes due 2021 (the "CSNs"). Each $1,000 principal amount of CSNs is currently convertible into 22.853 Shares by the holder thereof.

Item 2.  Identity and Background.

         (a), (b) and (c) This statement is being filed by the following persons: Highfields Capital Management LP, a Delaware limited partnership ("Highfields Capital Management"), Highfields GP LLC, a Delaware limited liability company ("Highfields GP"), Jonathon S. Jacobson and Richard L. Grubman. Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons" or "Highfields."

         Highfields Capital Management is principally engaged in the business of providing investment management services to the following investment funds:
Highfields Capital I LP, a Delaware limited partnership ("Highfields I"), Highfields Capital II LP, a Delaware limited partnership ("Highfields II") and Highfields Capital Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I. ("Highfields Ltd." and, together with Highfields I and Highfields II, the "Funds"). The business address and principal executive offices of Highfields Capital Management are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

         Highfields GP is the General Partner of Highfields Capital Management. Highfields GP's principal business is serving as General Partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

         Mr. Jacobson is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Jacobson also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

         Mr. Grubman is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Grubman also is a Managing

------------------------                                ------------------------
  CUSIP No. 006848105                     13D                 Page 7 of 19 pages
------------------------                                ------------------------

Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

         The Shares to which this Schedule 13D relates are owned directly by the Funds.

         (d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 1,398,978 Shares owned by Highfields I was $7,581,334.15, inclusive of brokerage commissions. This includes 67,873 Shares owned by virtue of its ownership of $2,970,000 principal amount of CSNs, which was purchased for $1,577,692.75.

         The aggregate purchase price of the 3,037,244 Shares owned by Highfields II was $16,464,554.77, inclusive of brokerage commissions. This includes 147,105 Shares owned by virtue of its ownership of $6,437,000 principal amount of CSNs, which was purchased for $3,419,405.86.

         The aggregate purchase price of the 11,072,969 Shares owned by Highfields Ltd. was $60,094,299.98, inclusive of brokerage commissions. This includes 534,600 Shares owned by virtue of its ownership of $23,393,000 principal amount of CSNs, which was purchased for $12,426,685.39.

         Each of Highfields I, Highfields II and Highfields Ltd. used its own assets to purchase such Shares and CSNs, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.  Purpose of Transaction.

         From time to time, each of the Funds has acquired Shares and CSNs in the ordinary course of business for investment purposes and has held such Shares and CSNs in such capacity.

         By letter dated May 31, 2002 (a copy of which is attached hereto as an exhibit to this Schedule 13D), Highfields expressed its view that the fair market value of the Company's assets substantially exceeds its liabilities. In addition, Highfields believes that the Company can

------------------------                                ------------------------
  CUSIP No. 006848105                     13D                Page 8 of 19 pages
------------------------                                ------------------------

provide all of its creditors with a full recovery and maximize value for shareholders if it reorganizes itself in an orderly fashion.

         In addition to the foregoing, Highfields may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, and Highfields reserves the right, subject to applicable law, (i) to hold its Shares and its CSNs as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares and CSNs or otherwise), (ii) to acquire beneficial ownership of additional Shares and CSNs in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Shares or CSNs, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4. Highfields' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the Shares and CSNs, an evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting Highfields and other factors which Highfields may deem relevant to its investment decisions.

         Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares or CSNs. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.

         (a) and (b) As of May 30, 2002, Highfields I, Highfields II and Highfields Ltd. owned beneficially 1,398,978, 3,037,244 and 11,072,969 Shares, respectively, representing approximately 0.6%, 1.3% and 4.9%, respectively, of the 226,683,000 Shares outstanding as reported in publicly available information. In accordance with the rules governing determination of beneficial ownership, these percentages have been calculated assuming that only the respective entity has converted its CSNs to Shares.

         As of May 30, 2002, Highfields Capital Management, in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 15,509,191 Shares owned beneficially by the Funds, representing approximately 6.8% of the 226,683,000 Shares outstanding as reported in publicly available information (assuming the conversion of all of the CSNs held by Highfields).

         As of May 30, 2002, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 15,509,191 Shares owned beneficially by Highfields Capital Management, representing approximately 6.8% of the 226,683,000 Shares outstanding as reported in publicly available information (assuming the conversion of all of the CSNs held by Highfields).

------------------------                                ------------------------
  CUSIP No. 006848105                     13D                Page 9 of 19 pages
------------------------                                ------------------------

         As of May 30, 2002, Mr. Jacobson , in his capacity of a Managing Member of Highfields GP and Portfolio Manager of Highfields Capital Management, had sole voting and dispositive power with respect to all 15,509,191 Shares owned beneficially by Highfields GP, representing approximately 6.8% of the 226,683,000 Shares outstanding as reported in publicly available information (assuming the conversion of all of the CSNs held by Highfields).

         As of May 30, 2002, Mr. Grubman, in his capacity of a Managing Member of Highfields GP and Portfolio Manager of Highfields Capital Management, had sole voting and dispositive power with respect to all 15,509,191 Shares owned beneficially by Highfields GP, representing approximately 6.8% of the 226,683,000 Shares outstanding as reported in publicly available information (assuming the conversion of all of the CSNs held by Highfields).

         (c) Information with respect to all transactions in the Shares and CSNs beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Schedule A and Schedule B, respectively, hereto and incorporated herein by reference.

         (d)      None.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         The following document is filed as an exhibit to this Schedule 13D.

         Exhibit 99.1 Letter from Highfields to the Company dated May 31, 2002.

------------------------                                ------------------------
  CUSIP No. 006848105                     13D               Page 10 of 19 pages
------------------------                                ------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date:    May 31, 2002             HIGHFIELDS CAPITAL MANAGEMENT LP
         ------------

                                  By: Highfields GP LLC, its General Partner

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                                      Signature

                                  Kenneth H. Colburn, Authorized Signatory
                                  ---------------------------------------------
                                                      Name/Title

                                  HIGHFIELDS GP LLC

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                                      Signature

                                  Kenneth H. Colburn, Authorized Signatory
                                  ---------------------------------------------
                                                      Name/Title

                                  JONATHON S. JACOBSON

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                                      Signature

                                  Kenneth H. Colburn, Attorney-in-fact
                                  ---------------------------------------------
                                                      Name/Title

                                  RICHARD L. GRUBMAN

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                                      Signature

                                  Kenneth H. Colburn, Attorney-in-fact
                                  ---------------------------------------------
                                                      Name/Title

------------------------                                ------------------------
  CUSIP No. 006848105                     13D               Page 11 of 19 pages
------------------------                                ------------------------

                                   Schedule A

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                   BY HIGHFIELDS I DURING THE PAST SIXTY DAYS



                                Number of Shares
                 Date          Purchased/(Sold)(1)        Price Per Share ($)(2)
                 ----          -------------------        ----------------------

                4/3/2002             54,699                       10.98
                4/3/2002              1,345                       10.42
                4/3/2002              4,483                       10.85
                4/3/2002             51,919                       10.99
                4/3/2002             29,062                       10.99
                4/4/2002             25,557                       10.48
                4/4/2002             20,176                        9.92
                4/4/2002             16,579                       10.41
               4/19/2002             17,934                        5.98
               4/19/2002              4,259                        6.08
               4/19/2002              8,968                        6.08
               4/19/2002              8,968                        6.11
               4/22/2002              8,968                        6.07
               4/22/2002              4,708                        5.94
               4/22/2002              8,968                        5.94
               4/22/2002             26,901                        6.08
               4/22/2002             26,901                        5.98
               4/22/2002             17,934                        5.93
               4/26/2002             22,417                        6.03
               4/26/2002             11,989                        6.05
               4/26/2002              3,740                        6.00
               4/29/2002              6,725                        6.02
                5/3/2002             18,702                        5.97
                5/3/2002             18,302                        6.03
                5/6/2002              5,987                        5.97
                5/7/2002              2,716                        5.89
               5/14/2002              1,811                        5.80
               5/15/2002              1,811                        3.30
               5/17/2002              5,000                        9.81
               5/17/2002             26,000                        9.78
               5/23/2002            319,000                        2.50
               5/23/2002              8,603                        2.53
               5/23/2002            380,370                        2.49
               5/23/2002             14,942                        2.53
               5/24/2002              9,092                        2.50

------------------------                                ------------------------
  CUSIP No. 006848105                     13D               Page 12 of 19 pages
------------------------                                ------------------------

                                Number of Shares
                 Date          Purchased/(Sold)(1)        Price Per Share ($)(2)
                 ----          -------------------        ----------------------


               5/24/2002              9,237                        2.50
               5/28/2002             45,282                        1.97
               5/28/2002             10,660                        1.93
               5/28/2002             22,641                        1.98
               5/28/2002             29,635                        2.04
               5/28/2002              9,057                        1.99
               5/28/2002              9,057                        1.93






























-------------------

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2) Prices per Share do not include brokerage commissions.

------------------------                                ------------------------
  CUSIP No. 006848105                     13D               Page 13 of 19 pages
------------------------                                ------------------------


                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                   BY HIGHFIELDS II DURING THE PAST SIXTY DAYS

                                Number of Shares
                 Date          Purchased/(Sold)(1)        Price Per Share ($)(2)
                 ----          -------------------        ----------------------

                4/3/2002            63,229                        10.99
                4/3/2002             9,755                        10.85
                4/3/2002           112,958                        10.99
                4/3/2002             2,926                        10.42
                4/3/2002           119,006                        10.98
                4/4/2002            55,601                        10.48
                4/4/2002            36,073                        10.41
                4/4/2002            43,896                         9.92
               4/19/2002            19,509                         6.11
               4/19/2002            39,018                         5.98
               4/19/2002             9,267                         6.08
               4/19/2002            19,509                         6.08
               4/22/2002            58,528                         5.98
               4/22/2002            58,528                         6.08
               4/22/2002            39,018                         5.93
               4/22/2002            19,509                         6.07
               4/22/2002            19,509                         5.94
               4/22/2002            10,242                         5.94
               4/26/2002             8,135                         6.00
               4/26/2002            26,084                         6.05
               4/26/2002            48,773                         6.03
               4/29/2002            14,632                         6.02
                5/3/2002            40,541                         5.97
                5/3/2002            39,675                         6.03
                5/6/2002            12,977                         5.97
                5/7/2002             5,890                         5.89
               5/14/2002             3,926                         5.80
               5/15/2002             3,926                         3.30
               5/17/2002            56,600                         9.78
               5/17/2002            10,700                         9.81
               5/23/2002            32,394                         2.53
               5/23/2002            18,651                         2.53
               5/23/2002           824,562                         2.49
               5/23/2002           693,000                         2.50
               5/24/2002            20,025                         2.50
               5/24/2002            19,711                         2.50

------------------------                                ------------------------
  CUSIP No. 006848105                     13D               Page 14 of 19 pages
------------------------                                ------------------------

                                Number of Shares
                 Date          Purchased/(Sold)(1)        Price Per Share ($)(2)
                 ----          -------------------        ----------------------

               5/28/2002            98,162                         1.97
               5/28/2002            49,081                         1.98
               5/28/2002            19,632                         1.99
               5/28/2002            23,107                         1.93
               5/28/2002            64,242                         2.04
               5/28/2002            19,632                         1.93































-------------------

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2) Prices per Share do not include brokerage commissions.

------------------------                                ------------------------
  CUSIP No. 006848105                     13D               Page 15 of 19 pages
------------------------                                ------------------------


                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                  BY HIGHFIELDS LTD. DURING THE PAST SIXTY DAYS


                                Number of Shares
                 Date          Purchased/(Sold)(1)        Price Per Share ($)(2)
                 ----          -------------------        ----------------------

                4/3/2002               35,762                    10.85
                4/3/2002              231,809                    10.99
                4/3/2002              414,123                    10.99
                4/3/2002              436,295                    10.98
                4/3/2002               10,729                    10.42
                4/4/2002              160,928                     9.92
                4/4/2002              203,842                    10.48
                4/4/2002              132,248                    10.41
               4/19/2002               33,974                     6.08
               4/19/2002               71,523                     6.11
               4/19/2002               71,523                     6.08
               4/19/2002              143,048                     5.98
               4/22/2002              143,048                     5.93
               4/22/2002              214,571                     6.08
               4/22/2002               71,523                     5.94
               4/22/2002               37,550                     5.94
               4/22/2002              214,571                     5.98
               4/22/2002               71,523                     6.07
               4/23/2002                2,500                     9.80
               4/26/2002              178,810                     6.03
               4/26/2002               29,825                     6.00
               4/26/2002               95,627                     6.05
               4/29/2002               53,643                     6.02
                5/3/2002              147,257                     5.97
                5/3/2002              144,111                     6.03
                5/6/2002               47,136                     5.97
                5/7/2002                2,700                     9.75
                5/7/2002               21,394                     5.89
               5/13/2002             (20,000)                     6.02
               5/13/2002               20,000                     5.70
               5/14/2002               14,263                     5.80
               5/15/2002               14,263                     3.30
               5/17/2002              139,900                     9.78
               5/17/2002               27,000                     9.81
               5/17/2002               64,800                     9.78
               5/17/2002                9,800                     9.81

------------------------                                ------------------------
  CUSIP No. 006848105                     13D               Page 16 of 19 pages
------------------------                                ------------------------


                                Number of Shares
                 Date        Purchased/(Sold)(1)        Price Per Share($)(2)
                 ----        ----------------------        ---------------------

               5/23/2002            2,995,068                      2.49
               5/23/2002            2,527,200                      2.50
               5/23/2002               67,746                      2.53
               5/23/2002              117,664                      2.53
               5/24/2002               71,597                      2.50
               5/24/2002               72,738                      2.50
               5/28/2002              178,278                      1.98
               5/28/2002              233,348                      2.04
               5/28/2002               71,311                      1.99
               5/28/2002               71,311                      1.93
               5/28/2002              356,556                      1.97
               5/28/2002               83,933                      1.93

























------------------

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2) Prices per Share do not include brokerage commissions.

------------------------                                ------------------------
  CUSIP No. 006848105                     13D               Page 17 of 19 pages
------------------------                                ------------------------


                                   Schedule B

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                     OF CSNS
                   BY HIGHFIELDS I DURING THE PAST SIXTY DAYS

                               Principal Amount of CSNs
                 Date           Purchased/(Sold)($)(1)      Price Per CSN($)(2)
                 ----           ----------------------      -------------------

               5/23/2002                 724,000                  576.25
               5/23/2002                 724,000                  600.00
               5/24/2002                  91,000                  557.50
               5/28/2002                 707,000                  510.50
               5/29/2002                 362,000                  430.16
               5/29/2002                 362,000                  438.44























-------------------

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2) Prices per CSN do not include brokerage commissions.

------------------------                                ------------------------
  CUSIP No. 006848105                     13D               Page 18 of 19 pages
------------------------                                ------------------------


                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                     OF CSNS
                   BY HIGHFIELDS II DURING THE PAST SIXTY DAYS

                                Principal Amount of CSNs
                 Date            Purchased/(Sold)($)(1)      Price Per CSN($)(2)
                 ----            ----------------------      -------------------

               5/23/2002                1,570,000                  576.25
               5/23/2002                1,570,000                  600.00
               5/24/2002                  196,000                  557.50
               5/28/2002                1,531,000                  510.50
               5/29/2002                  785,000                  430.16
               5/29/2002                  785,000                  438.44


























-------------------

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2) Prices per CSN do not include brokerage commissions.

------------------------                                ------------------------
  CUSIP No. 006848105                     13D               Page 19 of 19 pages
------------------------                                ------------------------


                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                     OF CSNS
                  BY HIGHFIELDS LTD. DURING THE PAST SIXTY DAYS

                                Principal Amount of CSNs
                 Date            Purchased/(Sold)($)(1)      Price Per CSN($)(2)
                 ----            ----------------------      -------------------

               5/23/2002                5,706,000                  576.25
               5/23/2002                5,706,000                  600.00
               5/24/2002                  713,000                  557.50
               5/28/2002                5,562,000                  510.50
               5/29/2002                2,853,000                  430.16
               5/29/2002                2,853,000                  438.44





























-------------------

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2) Prices per CSN do not include brokerage commissions.